SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2005 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro , Brazil – October 27, 2005 – Tele Sudeste Celular Participações S.A. TSD, (Bovespa: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE: TSD), announces today its consolidated results for the third quarter 2005 (3Q05). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

HIGHLIGHTS
R$ million	3 Q 05	2 Q 05%		3 Q 04%
Net operating revenue	508.2	521.0	-2.5%	490.4	3.6%
Net service revenues	434.6	417.7	4.0%	406.4	6.9%
Net handset revenues	73.6	103.3	-28.8%	84.0	-12.4%
Total operating costs	(375.1)	(430.8)	-12.9%	(361.0)	3.9%
EBITDA	133.1	90.2	47.6%	129.4	2.9%
EBITDA Margin (%)	26.2%	17.3%	8.9 p.p.	26.4%	-0.2 p.p.
Depreciation and amortization	(88.4)	(86.3)	2.4%	(92.9)	-4.8%
EBIT	44.7	3.9	1046.2%	36.5	22.5%
Net result	33.1	4.1	707.3%	21.2	56.1%
Profit per share (R$ per share)	0.36	0.05	689.5%	0.24	52.7%
Profit per ADR (R$)	0.36	0.05	689.5%	0.24	52.7%
Number of shares (million)	91.8	89.8	-	89.8	-

Capex	56.9	58.2	-2.2%	96.4	-41.0%
Capex over net revenues	11.2%	11.2%	0.0 p.p.	19.7%	-8.5 p.p.
Operating cash flow	76.2	32.0	138.1%	33.0	130.9%

Customers (thousand)	4,642	4,665	-0.5%	4,065	14.2%
Net additions (thousand)	-24	241	n.a.	142	n.a.

Tele Sudeste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind within it's coverage area. In September 2005, VIVO Group exceeded 28.8 million customers, thus keeping its market leadership.

HIGHLIGHTS 3Q05

•  Strong competition during the 3Q05, with the campaign for the Father´s.

•  TSD's c ustomer base rose 14.2% over 3Q04, reaching 4,642 thousand customers.

•  In the year-to-year comparison, the postpaid customer base grew 20.3%, a result of the efforts for acquisition of customers in this market segment.

•  SAC of R$156, a 24.6% reduction in the quarter and a 15.7% reduction in relation to 3Q04.

•  ARPU recorded 2.3% growth over 2Q05. Postpaid ARPU grew 6.1% in the same period.

•  Increase of services revenue of 4.0% over 2Q05 and 6.9% over 3Q04.

•  Data revenues grew 150.9% over 3Q04, reaching 5.2% of the net services revenue in 3Q05.

•  Launching of Corporate VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovative and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  Accumulated EBITDA in 2005 of R$ 375.7 million, representing a margin of 25.0%. Increase of 8.9 percentile points in the margin in the quarter, reaching 26.2%.

•  100% coverage in the municipalities within its area of operation with CDMA 1xRTT digital technology and use of CDMA2000 1xEV-DO technology in the city of Rio de Janeiro .

•  Operating Cash Flow increased by 138.1% and 132.3% in relation to 2Q05 and 3Q04, respectively, showing its operational efficiency.

VIVO

Vivo achieved the goal imposed by Anatel. Vivo is monthly evaluated by Anatel for some indexes and in August, 90.7% of them were achieved. One of them is SMP 5, which refers to the operators' rate of completion of calls. The goal required by Anatel is that such rate must exceed 67% in three pre-established periods of two hours each – morning, afternoon and evening, on a Thursday selected in the month by Anatel. Achieving this goal in the 3 periods has been a hard task for any Mobile Personal System (SMP) operator. On August 04, the 14 Vivo operators reached such goal. These indexes published by ANATEL will improve even more our positions in the quality ranking among all cellular phone service providers.

Quality Policy

Throughout September and October, about 170 processes of all VIVO companies were audited by internal quality auditors. The purpose thereof is to assist the different businesses in the independent auditing procedures, so that VIVO may be able to keep its ISO-9001:2000 Certification and SMP (based on the method of data collection, calculation and consolidation for publication of Anatel's SPM indexes).

Distribution Channels

On September 30, 2005, TSD had 53 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 884 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO launched the Corporate 3G, in the cities of São Paulo , Rio de Janeiro and Curitiba , with the purpose of increase the options already made available by it to corporate clients. An example of such service is the Vivo Smart Mail, which allows personal information to be accessed, at real time, from a PDA. With this service, users will be able to access corporate e-mails, calendars, tasks and contact information whenever they are within the CDMA coverage area, now added by the third-generation technology – 3G.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond to the values registered in the nine months period ending on September 30 of each year.

Some information disclosed for 3Q04, 2Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TSD
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	4,642	4,665	-0.5%	4,065	14.2%
Contract	1,421	1,384	2.7%	1,181	20.3%
Prepaid	3,221	3,281	-1.8%	2,884	11.7%
Market Share (*)	44.2%	45.9%	-1.7 p.p.	48.4%	-4.2 p.p.
Net additions (thousand)	(24)	241	n.a.	142	n.a.
Contract	36	76	-52.6%	46	-21.7%
Prepaid	(60)	165	n.a.	96	n.a.
Market Share of net additions (*)	-6.9%	29.7%	-36.6 p.p.	42.7%	-49.6 p.p.
Market penetration (*)	55.9%	54.2%	1.7 p.p.	45.8%	10.1 p.p.

SAC (R$)	156	207	-24.6%	185	-15.7%

Monthly Churn	2.8%	2.3%	0.5 p.p.	2.4%	0.4 p.p.
ARPU (in R$/month)	31.2	30.5	2.3%	34.0	-8.2%
Contract	69.8	65.8	6.1%	73.5	-5.0%
Prepaid	14.6	14.6	0.0%	16.9	-13.6%
Total MOU (minutes)	89	92	-3.3%	99	-10.1%
Contract	189	195	-3.1%	203	-6.9%
Prepaid	45	48	-6.3%	54	-16.7%

Employees	1,115	1,132	-1.5%	1,236	-9.8%

(*) source: Anatel

Operating Highlights	• Continued market leadership as a result of the increase in the customer base by 14.2% in relation to 3Q04, reaching 4,642 thousand customers, with 20.3% growth of postpaid customers, and net additions of 36 thousand customers. It is important to also emphasize the conservative company's reckoning procedures of the costumer base.

•  SAC decreased by 24.6% and 15.7% in relation to 2Q05 and 3Q04, respectively, due to a reduction in the commercial activity in the quarter and the total subsidy caused by an increase in "entry barriers" during the period in the prepaid segment, although keeping the efforts for customer retention.

•  Churn at 2.8% recorded 0.4 p.p. increase in relation to 3Q04, even though operating in a strongly competitive area, including in the high-value market segment.

•  The blended ARPU of R$ 31.2 recorded a 2.3% increase in relation to 2Q05, as a result, among other factors, of the increase in the postpaid outbound ARPU and changes in the customer mix (postpaid customer base grew 2.7%, answering for 31% of the customer base).

•  Total MOU decreased by 3.3% in relation to 2Q05, reflecting the decrease in the outgoing MOU. It must be reminded that the pre-paid MOU is impacted by the reduction in the inbound fixed-mobile traffic.

NET OPERATING REVENUES - TSD
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Subscription and Usage	248.8	221.0	12.6%	210.4	18.3%	690.1	598.7	15.3%
Network usage	170.4	175.7	-3.0%	194.5	-12.4%	530.4	569.2	-6.8%
Other services	15.4	21.0	-26.7%	1.5	926.7%	53.7	22.4	139.7%
Net service revenues	434.6	417.7	4.0%	406.4	6.9%	1,274.2	1,190.3	7.0%
Net handset revenues	73.6	103.3	-28.8%	84.0	-12.4%	231.1	217.8	6.1%
Net Revenues	508.2	521.0	-2.5%	490.4	3.6%	1,505.3	1,408.1	6.9%

Net Services Revenue

The net services revenue grew 6.9% in relation to 3Q04, recording R$ 434.6 million. Such growth is mostly caused by the increased use of data services, however partially offset by the profile adequacy effects, such as Vivo Ideal and customer loyalty campaigns.

It must be highlighted that "subscription and usage revenue" recorded an 18.3% increase over 3Q04, due to the increase in the total outgoing traffic. In the service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic (with consequent drop in interconnection revenue) and the partial Bill & Keep effect.

Data revenues, classified in other services, increased by 150.9%, in the year-to-year comparison, reaching 5.2% of the net service revenues in 3Q05 (2.2% in 3Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base, notably in the expansion of the 1xRTT network in Rio de Janeiro . In 3Q05, the SMS accounted for 55.3% of data revenues. Average number of SMS messages sent per month in the quarter was some 20 million, exceeding by more than 80.2% the total recorded for the same period of last year.

OPERATING COSTS - TSD
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Personnel	(27.1)	(29.4)	-7.8%	(31.3)	-13.4%	(84.5)	(89.0)	-5.1%

Cost of services rendered	(68.8)	(71.1)	-3.2%	(64.2)	7.2%	(224.7)	(199.1)	12.9%

Leased lines	(13.7)	(10.9)	25.7%	(13.9)	-1.4%	(55.9)	(42.5)	31.5%
Interconnection	(9.7)	(12.6)	-23.0%	(12.5)	-22.4%	(34.4)	(41.2)	-16.5%
Rent/Insurance/Condominium fees	(12.2)	(14.7)	-17.0%	(9.8)	24.5%	(36.7)	(34.8)	5.5%
Fistel and other taxes and contributions	(19.4)	(19.5)	-0.5%	(15.0)	29.3%	(57.6)	(45.9)	25.5%
Third-party services	(13.4)	(12.4)	8.1%	(12.7)	5.5%	(38.7)	(34.1)	13.5%
Others	(0.4)	(1.0)	-60.0%	(0.3)	33.3%	(1.4)	(0.6)	133.3%

Cost of goods sold	(105.9)	(171.5)	-38.3%	(137.2)	-22.8%	(362.5)	(343.0)	5.7%

Selling expenses	(127.7)	(139.2)	-8.3%	(102.5)	24.6%	(369.8)	(264.8)	39.7%

Provision for bad debt	(16.9)	(4.2)	302.4%	(9.8)	72.4%	(30.5)	(29.6)	3.0%
Third-party services	(92.6)	(130.1)	-28.8%	(85.5)	8.3%	(307.0)	(217.4)	41.2%
Others	(18.2)	(4.9)	271.4%	(7.2)	152.8%	(32.3)	(17.8)	81.5%
General & administrative expenses	(33.2)	(23.5)	41.3%	(29.0)	14.5%	(82.0)	(79.5)	3.1%
Other operating revenues (expenses)	(12.4)	3.9	n.a.	3.2	n.a.	(6.1)	(5.8)	5.2%

Total costs before depreciation / amortization	(375.1)	(430.8)	-12.9%	(361.0)	3.9%	(1,129.6)	(981.2)	15.1%

Depreciation and amortization	(88.4)	(86.3)	2.4%	(92.9)	-4.8%	(264.7)	(296.7)	-10.8%

Total operating costs	(463.5)	(517.1)	-10.4%	(453.9)	2.1%	(1,394.3)	(1,277.9)	9.1%

Personnel Cost

The reduction in personnel cost in year-to-date total for 2005 in relation to the same period of 2004 is a consequence, mainly, of the adequacy in the headcount, which is partially offset by salary increases arising out of the collective bargaining agreement. The 7.8% negative variation between 3Q05 and 2Q05 is a result, specially, of headcount adequacy.

Cost of Services Rendered

The 7.2% increase in the cost of services rendered in relation to 3Q04 is a result of the increase in the Fistel fee due to the increase in the average customer base by 16.5%, and also by rentals/insurances and condominium fees, especially for the network and electric power maintenance. When compared to 2Q05, the reduction of 3.2% is a result of the reduction in interconnection, reminding that 2Q05 is negatively affected by an extraordinary effect that impacts the entry "others" in Selling Expenses.

Cost of Goods Sold

Cost of goods sold decreased by 38.3% and 22.8% in relation to 2Q05 and 3Q04, respectively, due to the decreased number of activated handsets (gross additions decreased by 35.7% in 3Q05 over 3Q04), with the purpose of adding high-value customers in the postpaid market segment of average and high income.

Selling Expenses

In 3Q05, selling expenses recorded a 24.6% increase over 3Q04, caused by an increase in expenses with third-party services, especially publicity and commissions, due to increased activity between the periods.

The provision for bad debtors in the period was 2.3% of the gross revenue, 0.9 percentile point over the total recorded for the same period of the previous year (1.4%), reflecting the growth in the customer base.

General & Administrative Expenses

The general & administrative expenses presented an increase of 41.3% and 14.5% in relation to 2Q05 and 3Q04 respectively, due to the increase in expenses with maintenance of systems and public services.

EBITDA

In the first nine months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 375.7 million, with a 25.0% margin.

Considering the competition recorded in 3Q05, the EBITDA recorded R$ 133.1 million, with a 26.2% margin , 8.9 percentile points over the previous quarter.

Depreciation and Amortization

In 3Q05, depreciation and amortization decreased by 4.8% over 3Q04, due to the end of the equipment depreciation period. When compared to 2Q05, the 2.4% growth is a result of the activation of assets due to the conclusion of works.

FINANCIAL REVENUES (EXPENSES) - TSD
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Financial Revenues	30.7	30.8	-0.3%	32.7	-6.1%	78.8	72.8	8.2%
Exchange rate variation / Monetary variation	3.9	11.0	-64.5%	15.5	-74.8%	16.1	19.3	-16.6%
Other financial revenues	26.8	19.7	36.0%	17.9	49.7%	62.7	59.4	5.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.1	n.a.	(0.7)	n.a.	0.0	(5.9)	n.a.

Financial Expenses	(19.6)	(28.5)	-31.2%	(31.5)	-37.8%	(64.2)	(65.8)	-2.4%
Exchange rate variation / Monetary variation	(0.9)	(0.6)	50.0%	0.0	n.a.	(6.1)	(24.0)	-74.6%
Other financial expenses	(12.6)	(7.4)	70.3%	(8.5)	48.2%	(26.9)	(27.9)	-3.6%
Gains (Losses) with derivatives transactions	(6.1)	(20.5)	-70.2%	(23.0)	-73.5%	(31.2)	(13.9)	124.5%

Net Financial Income	11.1	2.3	382.6%	1.2	825.0%	14.6	7.0	108.6%

Financial Revenues (Expenses )

The net financial result in 3Q05 improved by R$ 8.8 million when compared to 2Q05, specially due to the increase in the interest rate in the period (4.56% in 2Q05 and 4.74% in 3Q05), which had a positive impact, with increase in the net cash position of the quarter and receipt in 3Q05 of non-recurring revenues of interests on tax credits.

The above mentioned factors caused an increase of R$ 9.9 million in the net financial revenue in 3Q05 in relation to 3Q04.

Net Profit	The company recorded a net profit of R$ 33.1 million in the quarter, 57.6% up in relation to the same period of last year.

LOANS AND FINANCING - TSD
	Sep 30. 05	Jun 30. 05
	Nominated
	US$	US$
Lenders (R$ million)
Financial institutions	12.1	37.1
Suppliers	3.5	3.7
Total	15.6	40.8
Exchange rate used	2.2222	2.3504

NET DEBT - TSD
	Sep 30. 05	Jun 30. 05
Short Term	15.6	40.8
Total debt	15.6	40.8
Cash and cash equivalents	(372.9)	(322.1)
Derivatives	10.7	9.2
Net Debt	(346.6)	(272.1)

Indebtedness

On September 30, 2005, TSD's debts related to loans and financings amounted to R$ 15.6 million (R$ 40.8 million on June 30, 2005), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by cash and financial investments (R$ 372.9 million) and by derivative assets and liabilities (R$ 10.7 million payable) resulting in a net cash position of R$ 346.6 million, a 27.4% increase in relation to June 2005 .

A better operating cash generation in the period, allied to an increase in the actual CDI in 3Q05 (4.74%) in relation to 2Q05 (4.56%) earned from its financial investments allowed an increase in the net cash position.

CAPEX - TSD
				Accum
	3 Q 05	2 Q 05	3 Q 04	2005	2004
Network	37.4	38.4	71.3	110.3	78.8
Technology / Information System	1.4	3.0	4.10	6.1	4.10
Other	18.1	16.8	21.0	55.5	43.5
Total	56.9	58.2	96.4	171.9	126.4
% Net Revenues	11.2%	11.2%	19.7%	11.4%	9.0%

Capital Expenditures (Capex)

Capex effected in the quarter of R$ 56.9 million is basically due to the following factors: (i) information systems, especially the customer care ; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The positive operating cash flow increased 138.1% and 132.3% in relation to 2Q05 and 3Q04, respectively. These increase evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program, recording R$ 76.2 million in the quarter and R$ 203.8 million over the year.

Capital Market

In 3Q05, the value of TSD's common shares (ON) and preferred shares (PN) dropped 5.6% and 6.9%, respectively, while the Bovespa (São Paulo Stock Exchange) index grew 26.1%. By the end of 3Q05, ON and PN shares were traded at R$ 17.00 and R$ 17.50, respectively.

The price of TSD's level II ADRs dropped by 2.5% in the quarter, in face of a 2.5% decrease in the Dow Jones index. The closing price of TSD's ADRs for the quarter was US$ 7.70

Capital Increase

On July 29, 2005, the Board of Directors of the Company approved an increase in the capital stock as a result of corporate restructuring process, carried out in three stages, during the period from October to November 2000, involving the company and its controlled and controlling companies. The amortization of the premium resulting from the corporate restructuring process resulted in 2004 in a tax benefit of thirty-six million, four hundred and eighty-five thousand, four hundred and sixty-five reais and ninety-two cents (R$ 36,485,465.92), upon issuance of 2,029,225 new common shares, thus ensuring the preemptive right provided for in article 171 of Law nº 6404/76. The issue price of seventeen reais and ninety-eight cents (R$ 17.98) per common share corresponded to 90% of the weighted average of the main market prices in the 30 trading sessions of Bovespa, in the period from May 16, 2005 to and including June 27, 2005. The period for exercise of the preemptive right occurred from June 29, 2005 until July 28, 2005.

Social Responsibility

•  Instituto Vivo celebrates one year of existence. In celebration for the first year of activities, having acted in 86% of the domestic territory, Instituto Vivo has already benefited more than 300 thousand people within its coverage area, through projects in partnership with large institutions, both of the third sector and public institutions, totaling 37 initiatives, of which 26 focus on Education and Environment.

•  Instituto Vivo was awarded in August the Citizenship Prize of Anuário Telecom 2005 for two projects that were outstanding due to their contribution to the community – Programa Vivo Voluntário , in the Social Action category, and SuperAção Jovem , developed by the Ayrton Senna Institute, in the Education category.

•  Instituto Vivo supports and takes part in Ibama's Environmental Education Course. With the support from Vivo Institute, the coordination of Ibama's Environmental Education – Brazilian Environment and Renewable Hydric Resources Institute, carried out in August, in Rio de Janeiro , the XX Course of Introduction to Education in Environmental Management Process. The purpose of the course is to provide technical staff of Ibama and of other partner institutions, among them Instituto Vivo , with capacity for collectively acting in environmental management actions.

Main Prizes, Awards and Events

•  VIVO was awarded in August, for the third consecutive year, in São Paulo , the TOP de RH ADVB 2005 prize, with the case entitled "Vivo learning – Initiative for Evaluating, Determination for Growing". The program is divided into 12 and 24 hour modules and is designed for developing Vivo Competences and enhancing the knowledge of the cooperating parties about the business.

•  Vivo is the most dependable brand for Brazilians for the second year. In the 4 th edition of the "Dependable Brands" research, conducted by Revista Seleções, Vivo is the most dependable brand in the category of cellular telephone operator, according to readers, with 38.9% of the votes.

BALANCE SHEET - TSD
R$ million
ASSETS	Sep 30. 05	Jun 30. 05

Current Assets	1,342.5	1,357.7
Cash and cash equivalents	29.9	6.8
Temporary cash investments	343.1	315.3
Net accounts receivable	436.6	450.2
Inventory	81.0	86.3
Advances to suppliers	4.4	3.1
Deferred and recoverable taxes	329.3	355.1
Derivatives transactions	0.0	0.0
Prepaid Expenses	51.5	63.7
Other current assets	66.7	77.2

Long Term Assets	277.2	265.7
Deferred and recoverable taxes	251.3	241.5
Prepaid Expenses	16.8	15.1
Other long term assets	9.1	9.1

Permanent Assets	1,167.0	1,200.0
Investment	0.5	0.5
Plant, property and equipment	1,164.4	1,197.6
Deferred assets	2.1	1.9

Total Assets	2,786.7	2,823.4

LIABILITIES

Current Liabilities	688.9	758.3
Personnel, tax and benefits	31.4	26.0
Suppliers and Consignment	372.8	426.8
Taxes, fees and contributions	73.2	70.4
Interest on own capital	37.2	37.3
Loans and financing	15.6	40.8
Contingencies provision	72.3	67.1
Derivatives transactions	10.7	9.2
Other current liabilities	75.7	80.7

Long Term Liabilities	49.0	49.4
Contingencies provision	24.1	24.7
Other long term liabilities	24.9	24.7

Shareholder's Equity	2,048.7	2,015.6
Funds for capitalization	0.1	0.1
Total Liabilities	2,786.7	2,823.4

INCOME STATEMENTS - TSD
	According to Corporate Law
						Acumulado em:
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	739.2	775.9	-4.7%	700.0	5.6%	2,209.5	1,956.9	12.9%
Gross service revenues	592.5	573.4	3.3%	533.1	11.1%	1,739.5	1,561.2	11.4%
Deductions – Taxes and others	(157.9)	(155.7)	1.4%	(126.7)	24.6%	(465.3)	(370.9)	25.5%
Gross handset revenues	146.7	202.5	-27.6%	166.9	-12.1%	470.0	395.7	18.8%
Deductions – Taxes and others	(73.1)	(99.2)	-26.3%	(82.9)	-11.8%	(238.9)	(177.9)	34.3%

Net Revenues	508.2	521.0	-2.5%	490.4	3.6%	1,505.3	1,408.1	6.9%
Net service revenues	434.6	417.7	4.0%	406.4	6.9%	1,274.2	1,190.3	7.0%
Subscription and Usage	248.8	221.0	12.6%	210.4	18.3%	690.1	598.7	15.3%
Network usage	170.4	175.7	-3.0%	194.5	-12.4%	530.4	569.2	-6.8%
Other services	15.4	21.0	-26.7%	1.5	926.7%	53.7	22.4	139.7%
Net handset revenues	73.6	103.3	-28.8%	84.0	-12.4%	231.1	217.8	6.1%

Operating Costs	(375.1)	(430.8)	-12.9%	(361.0)	3.9%	(1,129.6)	(981.2)	15.1%
Personnel	(27.1)	(29.4)	-7.8%	(31.3)	-13.4%	(84.5)	(89.0)	-5.1%
Cost of services rendered	(68.8)	(71.1)	-3.2%	(64.2)	7.2%	(224.7)	(199.1)	12.9%
Leased lines	(13.7)	(10.9)	25.7%	(13.9)	-1.4%	(55.9)	(42.5)	31.5%
Interconnection	(9.7)	(12.6)	-23.0%	(12.5)	-22.4%	(34.4)	(41.2)	-16.5%
Rent/Insurance/Condominium fees	(12.2)	(14.7)	-17.0%	(9.8)	24.5%	(36.7)	(34.8)	5.5%
Fistel and other taxes and contributions	(19.4)	(19.5)	-0.5%	(15.0)	29.3%	(57.6)	(45.9)	25.5%
Third-party services	(13.4)	(12.4)	8.1%	(12.7)	5.5%	(38.7)	(34.1)	13.5%
Others	(0.4)	(1.0)	-60.0%	(0.3)	33.3%	(1.4)	(0.6)	133.3%
Cost of handsets	(105.9)	(171.5)	-38.3%	(137.2)	-22.8%	(362.5)	(343.0)	5.7%
Selling expenses	(127.7)	(139.2)	-8.3%	(102.5)	24.6%	(369.8)	(264.8)	39.7%
Provision for bad debt	(16.9)	(4.2)	302.4%	(9.8)	72.4%	(30.5)	(29.6)	3.0%
Third-party services	(92.6)	(130.1)	-28.8%	(85.5)	8.3%	(307.0)	(217.4)	41.2%
Others	(18.2)	(4.9)	271.4%	(7.2)	152.8%	(32.3)	(17.8)	81.5%
General & administrative expenses	(33.2)	(23.5)	41.3%	(29.0)	14.5%	(82.0)	(79.5)	3.1%
Other operating revenue (expenses)	(12.4)	3.9	n.a.	3.2	n.a.	(6.1)	(5.8)	5.2%

EBITDA	133.1	90.2	47.6%	129.4	2.9%	375.7	426.9	-12.0%
Margin %	26.2%	17.3%	8.9 p.p.	26.4%	-0.2 p.p.	25.0%	30.3%	-5.3 p.p.

Depreciation and Amortization	(88.4)	(86.3)	2.4%	(92.9)	-4.8%	(264.7)	(296.7)	-10.8%

EBIT	44.7	3.9	1046.2%	36.5	22.5%	111.0	130.2	-14.7%

Net Financial Income	11.1	2.3	382.6%	1.2	825.0%	14.6	7.0	108.6%
Financial Revenues	30.7	30.8	-0.3%	32.7	-6.1%	78.8	72.8	8.2%
Exchange rate variation / Monetary variation	3.9	11.0	-64.5%	15.5	-74.8%	16.1	19.3	-16.6%
Other financial revenues	26.8	19.7	36.0%	17.9	49.7%	62.7	59.4	5.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.1	n.a.	(0.7)	n.a.	0.0	(5.9)	n.a.
Financial Expenses	(19.6)	(28.5)	-31.2%	(31.5)	-37.8%	(64.2)	(65.8)	-2.4%
Exchange rate variation / Monetary variation	(0.9)	(0.6)	50.0%	0.0	n.a.	(6.1)	(24.0)	-74.6%
Other financial expenses	(12.6)	(7.4)	70.3%	(8.5)	48.2%	(26.9)	(27.9)	-3.6%
Gains (Losses) with derivatives transactions	(6.1)	(20.5)	-70.2%	(23.0)	-73.5%	(31.2)	(13.9)	124.5%
Non-operating revenue/expenses	0.4	0.2	100.0%	0.0	n.a.	0.8	(0.1)	n.a.
Taxes	(23.1)	(2.3)	904.3%	(16.5)	40.0%	(48.5)	(52.5)	-7.6%

Net Income	33.1	4.1	707.3%	21.2	56.1%	77.9	84.6	-7.9%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza
Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available at the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.